Contact

www.linkedin.com/in/j-carlson-ceo
(LinkedIn)

Top Skills

Financial Analysis
Asset Management
Contract Negotiation

J Carlson

Chief Executive Officer at Wallabing Inc.
Plano, Texas, United States

Summary

Founder and CEO at Wallabing Inc.

Experience

Wallabing Inc.

Chief Executive Officer
June 2017 - Present (6 years 2 months)
Plano, Texas, United States

Co-founded the company in June of 2017
Walked company through research and development as well as multiple web and app iterations.
Opened and ran first successful funding round in 2018
Developed and oversaw marketing strategy pivot to Independent Consultant and Direct B2B Contact phase resulting in exponential increase in listings, web hits, unique visitors, and new customers.
Run day to day to align with overall strategic growth plan

Self Employed

Managing Partner
March 2011 - June 2017 (6 years 4 months)
Plano, Texas, United States

Advised on management of real estate holdings through financial modeling of various investments and opportunities.
Consulted during buying and selling of assets with a particular emphasis on contract negotiation.
Grew portfolio of managed assets by roughly 120%. Additional value add to partner portfolios with assets under management in the nine figure range.

Education

Southern Methodist University

Bachelor's degree, Finance, General